Mail Stop 3-5
      April 14, 2005

Via U.S. Mail
David H. Johnson
Executive Vice President and
General Counsel
Warner Music Group
75 Rockefeller Plaza
New York, New York 10019

Re:  	Warner Music Group Corp.
      Form S-1 filed April7, 2005
      File No. 333-123249

Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Competitive Strengths, page 2

1. Please revise this section to explain why your competitive strengths have led to losses in each of the last five audited periods and the pro forma twelve months ended September 30, 2004.

Strong Equity Sponsorship, page 3

2. Please omit the phrase "with established track records of successful investments" unless you intend that the entities you name will be guaranteeing the success of investments in this security.
The Concurrent Transactions, page 5

3. We remind you that excessive use of defined terms tends to defeat the object of producing a clear, easily understandable text. Please revise this section to eliminate the defined terms, including Remaining Preference Amount which you say is defined below but which appears not to be.

4. Also revise to include a table showing the various amounts taken out of the company prior to the offering and to whom they will go to clarify the disclosure in the summary about these transactions.

Exhibit 5.1

5. Please file a legality opinion in the next amendment. It should have the blanks filled in and omit the first assumption of the form of opinion you filed as an exhibit in this filing.

 ******

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on the financial statements and related disclosure Theresa Messinese at (202) 942-1785, or Michael Fay at
(202) 942-1907.  Direct any other questions to Hanna Teshome at
(202)
942-2975, or in her absence to me at (202) 942-1850.

							Sincerely,


							Max A. Webb
							Assistant Director




cc:  	via facsimile (212) 455-2502
      Edward P. Tolley, III Esq.
      Simpson Thacher & Bartlett LLP
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Warner Music Group
March 28, 2005
Page 1